

Mail Stop 3561

March 3, 2010

Mr. Sandor E. Samuels, Esq.
Bank of America Corporation
4500 Park Granada
Calabasas, CA 91302

> **Re:** **Banc of America Mortgage Securities, Inc.**
> **Pre-Effective Amendment No. 1 to Form S-3**
> **Filed February 4, 2010**
> **File No. 333-157917**

Dear Mr. Samuels:

We have received your response to our comment letter to you dated April 9, 2009 and have the following additional comments.

General

1. We note your response to our prior comment 2 and reissue in part. Please confirm that you will file all finalized agreements no later than two business days after the closing date of each takedown.

2. We note your response to our prior comment 6 and your updated disclosure on page 28 of the base prospectus. If the asset pool contains loans originated by Countrywide Financial or other affiliated entities, please confirm that you will disclose in the prospectus the information required by Item 1119 of Regulation AB.

3. We note your response to our prior comment number 5. Please provide bracketed disclosure indicating your intent to supply information about loans that have been modified.

4. We note your response to comment number 9; please provide for us a description of the auction process and material terms, if know.

5. We note your response to our prior comment 11 and reissue. Please add bracketed disclosure to indicate where in your prospectus you will include

information about the credit enhancements discussed in your base prospectus.

6. We note your response to prior comment number 13 and reissue. If delinquent loans could be included in the pool, please provide a table showing sample disclosure of delinquencies.

7. We note your response to our prior comment number 19 and reissue.

8. We note your response to our prior comment 20. Please provide bracketed statistics regarding the custom mortgage score. If you believe that these scores would be unclear to investors, please add a description of the scores and how they are determined such that your disclosure would not be misleading.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3412 with any other questions.

Sincerely,

Amanda Ravitz
Branch Chief - Legal

Cc: Jordan M. Schwartz, Esq.
        via facsimile (212) 504-6666